Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 580 6585
www.mangroupplc.com





07021733

SUPPL

March 2, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549



SEC MAIL RECEIVED
MAR 1 2 2007
WASH. DC
185

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

PROCESSED

MAR 1 4 2007

THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Man Group plc
2 March 2007

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 28 February 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$89.26.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-5.22%
Last 12 months	+1.7%
Annualised return since inception	+14.4%

Contacts:

| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of trading on 28 February 2007 comprises 1,882,955,720 Ordinary Shares of 3 US cents each fully paid.

The above figure of 1,882,955,720 may be used by shareholders as the denomination for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield

Contact telephone number: 0207 144 1735



Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

March 6, 2007



SEC MAIL RECEIVED PROCESS
MAR 1 2 2007
WASH. DC 185

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

Man Group plc
6 March 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 March 2007, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$27.42.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-8.23%
Last 12 months	+6.6%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

